Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 DEC 19 7:21

SUPPL

LETTER FOR MAINTENANCE OF EXEMPTION

16th December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

03045268

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the query from the Kuala Lumpur Stock Exchange on the news article appearing in The Star entitled "Sime Darby targets MBM Resources" - released on 16th December 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JVADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 16-12-2003 05:31:48 PM
Reference No SD-031215-1B00B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no. : **ZO-031215-44760**

* Subject :
Article entitled "Sime Darby targets MBM Resources"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby") dated 15th December 2003 and the abovementioned news article appearing in page 3 of Bizweek in The Star on Saturday, 13th December 2003.

Sime Darby wishes to announce that it is in preliminary discussions with certain shareholders of Med-Bumikar Sdn. Bhd. ("Med-Bumikar") with a view towards making an offer for the acquisition of a controlling interest in Med-Bumikar. Med-Bumikar currently holds 58.56% in MBM Resources Berhad. The discussions regarding the terms and conditions, including the purchase consideration, of such possible offer are ongoing.

In the event Sime Darby decides to proceed with the transaction, an immediate announcement will be made to the Exchange.

This announcement is dated 16th December 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: